UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q1 2017 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO May 10 , 2017 Q 1 2017 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2016 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 1 2017 press release for the quarter ended March 31 , 2017 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS .

 ICL’s Highly Experienced Management Team Asher Grinbaum, Acting CEO 42 years in ICL Kobi Altman, CFO 2 years in ICL Charles Weidhas, COO 10 years in ICL Ofer Lifshitz, President, ICL Essential Minerals 21 years in ICL Yakir Menashe, EVP Global HR 11 years in ICL Lisa Haimovits, General Counsel & Company Secretary 8 years in ICL Rani Loebenstein, Head of Global CR 3 years in ICL Hezi Israel, EVP BD & Strategy 10 years in ICL Eli Glazer, President, ICL Specialty Solutions 34 years in ICL Over 140 years of ICL experience

 Q 1 2017 Results Summary $ millions Q 1 17 Q 1 16 % change Q 4 16 % change Sales 1 , 295 1 , 265 2% 1 , 338 ( 3%) Adjusted operating income 116 115 1% 140 ( 17%) Net income 68 66 3% 32 113 % Adjusted net income 68 85 ( 20%) 114 ( 40%) Free Cash flow 104 38 174% 127 ( 18%) External potash sales (thousand tonnes ) 942 893 5% 1 , 632 ( 4%) Average potash selling price - FOB 216 235 ( 8%) 202 7 % See Q 1 2017 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income . ▪ Growth in the Specialty Solutions division continues to provide a solid balancing effect on our operations ▪ Modest sequential recovery in potash prices and year over year volumes despite commodity downturn cycle ▪ Continued reduction of G&A expenses , CapEx and increased free cash flow shows management’s strict focus on cash generation

 Main Quarter Highlights External factors Internal factors • Delay in Chinese contract • Exchange rate impact • Freight rates (seaborne) • Commodity fertilizer prices • Strong FCF • Strong specialties performance • YPH JV operational improvement • G&A expenses reduction • Reduced CapEx • ICL UK production outage

Business performance & Major Developments

Specialty Solutions

$ million	Q1 2017	Q1 2016	% change
Sales*	613	584	5%
Division O/I**	115	106	8%

- Continued strong performance of ICL's **bromine business** supported by a **focus on value,** continued **cost reduction** and **long-term commercial engagements** with customers
- **Solid performance and operating margin improvement** in ICL Advanced Additives
- Decline in dairy protein sales volumes in our Food business **due to a customer's destocking activity**, partially offset by an **increase in phosphate based food additives** in Europe and a **40% growth** in new accelerated growth products

Essential Minerals

$ million	Q1 2017	Q1 2016	% change
Sales*	734	723	2%
Division O/I**	66	93	(30)%

- Moderate **increase in potash volumes** vs. Q1 2016
- **Potash operating income negatively impacted** by ICL UK production outage due to operational breakdown in December 2016 and increased seaborne transportation cost
- Commodity phosphate fertilizer market continues to operate under **challenging business environment**
- Continued efficiency and cost reduction efforts result in a **sequential decrease in operating loss at our YPH JV**
- Strong growth in Latin America and China, operational efficiency and cost reduction initiatives, resulted in **solid performance of our specialty fertilizers business.**

* Including inter-business lines' sales
** Excluding G&A, unallocated expenses and eliminations

Where needs take us
6

573 966 195 680 619 112 - 27 346 104 FY 2015 FY 2016 Q1 2017 Operating Cash flow Capex Free Cash flow  Continued Balance Sheet Improvement $ Millions $ Millions Cash flow* & CapEx *** Working capital** 1 , 406 1 , 103 1 , 067 Dec. 2015 Dec. 2016 Mar. 2017 * Free cash flow - cash flow from operations and dividend from investees net of CapEx ** Working capital = trade and other receivables +inventories – trade and other payables (recalculated for prior years) *** CapEx – additions to property plant and equipment and intangible assets not including PPA adjustments (recalculated for prior years)

 ICL Essential Minerals Division Specialty Solutions Division Potash & Magnesium Specialty Fertilizers Phosphate Industrial Products Advanced Additives Food Specialties Agriculture Industrial Q 1 2017 Sales* ($ million) * B efore elimination of inter - business lines’ sales Diversified Business Model

Financial Results Kobi Altman CFO

 Main Financial Figures and Analysis Q 1 2017 Sales ($M) Q 1 2017 Adjusted o perating income ($M) Numbers may not add up due to rounding and set offs See Q 1 2017 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. $ millions Q 1 17 Q 1 16 % change Q 4 16 % change Sales 1 , 295 1 , 265 2% 1 , 338 ( 3%) Adjusted operating income 116 115 1% 140 ( 17%) Net income 68 66 3% 32 113 % Adjusted net income 68 85 ( 20%) 114 ( 40%) Cash flow from operations 195 222 ( 12%) 257 ( 24%) Capital Expenditures 112 163 ( 31%) 138 ( 20%) Free cash flow 104 38 174% 127 ( 18%) 1 , 265 1 , 295 55 30 115 115 116 55 21 10 8 14 25 40

53% 55% 66% 54% 64% 47% 45% 34% 46% 36% 2016 Q1 2016 Q2 2016 Q3 2016 Q4 2017 Q1 Essential Minerals Specialty Solutions Segment Operating Income ($M) **  Focus on Specialty Solutions Promoting Stability Despite Fertilizer Cycle Sales ($M) * Numbers are restated for prior years as Specialty Fertilizers business line was transferred to Essential Minerals * Before elimination of inter - business lines’ sales ** Excluding G&A, unallocated expenses and eliminations 1 , 307 1 , 432 1 , 449 260 249 1 , 401 224 1 , 347 199 181 45% 47% 48% 43% 46% 55% 53% 52% 57% 54% 2016 Q1 2016 Q2 2016 Q3 2016 Q4 2017 Q1 Essential Minerals Specialty Solutions

619 680 794 887 401 355 350 337 2017E 2016A 2015A 2014A 2013A Amount spent Depreciation and amortization Strict CapEx Management while still Investing in Future Growth  CapEx* ($M) * CapEx – additions to property plant and equipment and intangible assets not including PPA adjustments (recalculated for prior years) 2017 target: ~$ 500 - $ 550 million 112 Q 1 2017 A

 Specialty Solutions Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 584 613 15 11 55 106 115 15 15 5 35 9

 Essential Minerals Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 723 734 45 19 75 93 66 45 20 5 20 10 13

1 , 067 1 , 103 1 , 203 1 , 297 1 , 347 1 , 406 1 , 274 1 , 179 1 , 309 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 104 127 96 85 38 - 89 - 36 170 - 72 195 257 249 238 222 58 124 325 66 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015  Improving Working Capital Management and Cash Flow Generation $ Million * Free cash flow - cash flow from operations and dividend from investees net of CapEx ** Working capital = trade and other receivables + inventories – trade and other payables (recalculated for prior years) Cash Flow Working Capital** $ Million Free Cash flow* Operating Cash flow

Thank You

Appendix

Specialty Solutions Division ϭϴ

 Specialty Solutions’ Business Line Sales Q 1 2017 Numbers may not add due to rounding and set offs Industrial Products Advanced Additives Food Specialties Q1 2016 Quantities Exchange rates Q1 2017 162 138 20 4 Q1 2016 Prices Exchange rates Quantity Q1 2017 224 266 5 3 50 Q1 2016 Exchange Rates Prices Quantity Q1 2017 208 213 5 10 20

ICL Essential Minerals Division ϮϬ

 Essential Minerals’ Business Line Sales Q 1 2017 Numbers may not add due to rounding and set offs Specialty Fertilizers Potash & Magnesiu m Phosphates 273 283 5 10 25 299 292 35 7 35 Q1 2016 Exchange Rates Prices Quantity Q1 2017 188 192 6 5 15

 Potash Business Stand - Alone Bridge Analysis Q 1 2017 Sales ($M) Business unit operating income ($M) See Q 1 2017 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 261 267 9 5 20 51 41 5 10 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 10, 2017